SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 30, 2006

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form  20-F   ☒    Form  40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated November 30, 2006, regarding Ericsson’s new group management team.

Press release November 27, 2006

Ericsson’s new group management team

The implementation of Ericsson’s (NASDAQ:ERIC) new organization is running according to plan and the new organization will, as previously announced, be up and running as of January 1, 2007. Ericsson makes this move to further strengthen its market and technology leadership.

The development in mobile and fixed broadband capabilities and move toward next generation networks opens up for richer multimedia services and accelerates opportunities for growth. Ericsson is therefore implementing a more customer-oriented organization with three business units, each optimized for its specific market segment.

Ericsson’s new group management team:

Carl-Henric Svanberg, Chief Executive Officer and President

Karl-Henrik Sundström, Executive Vice President, Chief Financial Officer

Kurt Jofs, Executive Vice President and General Manager, business unit Networks

Bert Nordberg, Executive Vice President, group function Sales and Marketing

Björn Olsson, Executive Vice President and deputy General Manager, business unit Networks

Hans Vestberg, Executive Vice President and General Manager, business unit Global Services

Jan Wäreby, Senior Vice President, head of business unit Multimedia

Carl Olof Blomqvist, Senior Vice President, group function Legal Affairs

Håkan Eriksson, Senior Vice President, group function Technology, and Chief Technology Officer

Marita Hellberg, Senior Vice President, group function Human Resources and Organization

Henry Sténson, Senior Vice President, group function Communications

Joakim Westh, Senior Vice President, group function Strategy and Operational Excellence

As previously announced, Ericsson has identified certain excess headcount as a consequence of the new organization. Ericsson will reduce headcount by an offer of voluntary resignation to the affected employees. Those, who are addressed by the offer, can apply for severance payment or permanent employment with Manpower as a consultant. The offer applies mainly to employees in administrative functions where Manpower has a large need for new resources. The cooperation with Manpower is a unique set-up and a new, positive way to facilitate redundancies.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at: http://www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT

Media

Ericsson Media Relations

Telephone: +46 8 719 69 92

E-mail: press.relations@ericsson.com

Investors

Ericsson Investor Relations

Telephone: +46 8 719 00 00

E-mail: investor.relations@ericsson.com

NOTE TO EDITOR

Photos and bios of the present group management team are found on http://www.ericsson.com/ericsson/corpinfo/management/index.shtml.

Ericsson’s new organization was announced on September 15, 2006, please see release http://www.ericsson.com/ericsson/press/releases/20060915-1075492.shtml.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: November 30, 2006